[GRAPHIC OMITTED]

US GAAP

Common Shares
-------------
Bovespa:  EMBR3

Preferred Shares
----------------
Bovespa: EMBR4
NYSE: ERJ
1 ADS = 4 Pref. shares

www.embraer.com

EMBRAER INVESTOR RELATIONS

Anna Cecilia Bettencourt
Gustavo Poppe
Milene Petrelluzzi
Paulo Ferreira

Phone:  55 12 3927 1216
mercapit@embraer.com.br


                                    EMBRAER

                                [GRAPHIC OMITTED]

                      EMPRESA BRASILEIRA DE AERONAUTICA S/A


                  REPORTS FOURTH QUARTER AND FULL YEAR OF 2002
                                EARNINGS RELEASE

    The company's operational and financial information is presented, except where otherwise indicated, on a consolidated basis in United States dollars
(US$) in accordance with US GAAP. The financial data presented in this document for the year ended December 31, 2001 are derived from our financial statements audited by Deloitte Touche Tohmatsu and the financial information for the 4th quarter 2001 and 2002 as well as for the year ended December 2002 are unaudited.
 In order to better understand the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the
                  Brazilian Corporate Law ("Brazilian GAAP").

Sao Jose dos Campos, March 26, 2003 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ), one of the leading commercial aircraft manufacturers in the world, registered in FY2002 net sales of US$2,525.8 million and net income of US$222.6 million, equivalent to diluted earnings per ADS of US$1.3095. The order backlog as of December 31, 2002 totaled US$22.2 billion, US$9.0 billion in firm orders and US$13.2 billion in options, not considering the effect of SWISS contract changes announced March 25, 2003. (See recent developments).

2002 In Perspective

The terrorist attacks in the United States on September 11, 2001 have resulted in a high level of uncertainty for the worldwide airline industry. Many airlines faced immediate declines in airline travel, credit downgrades and liquidity concerns. In addition, the global economy has experienced significant volatility and weakness. In response to these events, many airlines, reduced their flight schedules for the long-term, announced significant lay-offs, rescheduled aircraft deliveries and, in some cases, have filed for bankruptcy protection.

We believe one of our major strengths is the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, which are designed to minimize fixed costs, allowing us to increase or decrease our production in response to market demand without significantly impacting our margins. We believe this flexibility has enabled us to strengthen our relationships with our customers and positions us well for the future.

During 2002, 131 aircraft were delivered, 82 ERJ 145, 36 ERJ 140 and 3 ERJ 135 jets in the commercial aviation segment, 7 Legacy Executive jets and 1 Legacy Shuttle in the corporate aviation segment, as well as one 1 EMB 135 and 1 EMB 145 for the defence market and government support operations.

Despite the unfavourable industry and macro-economic conditions, Embraer kept its strategy on course for the future, its corporate trajectory based and founded on confidence in its core skills and capabilities, on partnerships with clients and suppliers and on expanding the company's global presence. Over the past few years, the company has maintained a high level of investment in technology, developing new products, improving industrial production efficiency and productivity, as well as motivating its highly-qualified employees.

First flight of the      As a result of new product development, 19 February
EMBRAER 170 on           2002 saw the maiden flight of the EMBRAER 170
February 19, 2002.       prototype. From the initial design stage, the
                         development and building of the EMBRAER 170 took only
                         28 months, with participation by hundreds of Embraer's engineers and technicians, together with 16 risk-sharing partners and 22 other main equipment and component suppliers. The design not only uses new concepts, such as a double bubble fuselage, which offers greater space and comfort for passengers, but also fly-by-wire technology, whose primary electric commands are generated by computer.

                         In the defence segment, Embraer delivered to the Brazilian Air force (FAB) the first five aircraft that form part of the Amazon Surveillance System (SIVAM). Four EMB 145 SA aircraft are to be used in the Airborne Early Warning System and Control and 1 EMB 145 RS is to be used for Remote Monitoring.

                         Embraer has continued to expand its global presence and has shown its determination to win new markets. On 2 December 2002 Embraer signed a joint venture agreement with the Chinese companies Harbin Aircraft Industry Group Co. and Hafei Aviation Industry Co. Ltd., both subsidiaries of the China Aviation Industry Corporation II - AVIC II. The joint venture, 51% owned by Embraer, was established to build a plant in the city of Harbin
                         - in the Northeast of China -for the final assembly, sale and after-sales support of the ERJ 145 jet family in the Chinese market. This joint venture company has been named Harbin Embraer Aircraft Industry Company, Ltd.

                         In addition, with the aim of establishing a maintenance and service base to cater to the growing fleet of regional aircraft in the North American market, Embraer acquired from Reliance Aerotech Inc. the operational assets of Celsius Aerotech Inc., located in Nashville - Tennessee, and began operating this Service Center in March.

                         At the end of another fiscal year, the company managed to maintain relative economic and financial stability in its industry and provide an adequate return on investment to shareholders. Embraer reaffirms its central philosophy of keeping its goals strongly aligned to those of its customers, providing high quality customer satisfaction and creating shareholder value and value for its employees and the aviation market as a whole.

Organizational           To this end, in the beginning of 2003 the company
restructuring to         completed an organizational restructuring, which aims
improve customer         to make Embraer's presence in relation to the market
satisfaction.            and its clients more direct and more efficient,
                         particularly in terms of its customers' cost/benefit analysis. Under this new structure, Commercial Aviation and Corporate Aviation were consolidated into Civil
                         Aviation and Client Services activity has been incorporated into the main business areas - the newly formed Civil Aviation, and Defence Aviation.
                         Furthermore, these business areas also incorporate the engineering support functions for the company's products. The fundamental objective of this new structure is to reinforce the chain of command with integrated action, seeking to increase the speed at which customer demands are met and consequently improving customer satisfaction levels at all stages.

                         We believe the trend in the commercial aviation market will be the transition from larger to smaller aircraft equipped with modern technology, as routes are rationalized and operational efficiency is improved. Embraer's new jet family fits ideally with this trend, adding to its already very successful ERJ 145 family with its EMBRAER 170/190 family in the 70 to 108-seat category.

4th Quarter 2002 Highlights

                    o Net sales for the 4Q02 were US$ 798.2 million, 37.5% higher than the sales of US$ 580.6 million in the 3Q02.

                    o Net income in 4Q02 was US$ 77.4 million, equivalent to diluted earnings per ADS of US$ 0.4463.

                    o A total of 41 jets were delivered in 4Q02: 36 jets to the Commercial Aviation market and 5 Legacy to the Corporate Aviation market.

                    o On October 22, 2002, the 2,000 nautical-mile-range ERJ 145 XR was certified by FAA. The initial deliveries to ExpressJet Airlines started after that.

                    o In December 2002, Embraer announced the joint-venture in China with AVIC II, China Aviation Industry Corp. II, for the production of ERJ145 family aircraft. Embraer owns 51% of the JV, named Harbin Embraer Aircraft Industry Company Ltd..

                    o On December 19, 2002, Embraer announced the delivery of two ERJ 145 to PB Air, the first Embraer regional jet operating regular commercial routes in southeast Asia.

                         The following is a comparative analysis of the selected financial data of Embraer's consolidated statement of income for the three months ending December 31, 2001 and 2002 (4Q01 and 4Q02) and for the Fiscal Years ending December 31, 2001 and 2002 (FY2001 and FY2002).

Reclassification of      Please note that effective January 01, 2002, the
US$30.5 million          Company changed the classification of certain items
from Cost of Sales       previously classified as Cost of Sales and Services.
and Services to          These expenses relate primarily to information
SG&A expenses and        technology, various kinds of support and training &
US$14.1 million          education. The Company believes that such expenses are
from Other               more appropriately classified as General &
Operating                Administrative expenses. All previously reported
Expenses, net to         amounts have been restated to reflect this
R&D.                     reclassification. The effect was a reclassification of
                         US$ 30.5 million from Cost of Sales and Services to SG&A in FY2001 and US$ 9.7 million for the three months ended on December 31, 2001. The effects of this reclassification did not impact net income.

                         To provide a better visibility regarding the research and development related contributions that we receive from certain of our suppliers, we decided, effective as of January 01, 2002 to include certain amounts received as contribution from suppliers in R&D expenses, which had previously been classified as Other Operating Expenses, net. As a result, for FY2001 and the three months ended December 31, 2001, we reclassified US$14.1 million, of contributions received from suppliers, from Other Operating Expenses, net to R&D expenses. This reclassification caused R&D Expense to decrease from US$113.7 in FY2001 to US$99.6 million in FY 2002 and from US$34.2 million in the three months ended December 31, 2001 to US$20.1 million in the three months ended December 31, 2001.

                                                    Three months ended                        Year ended
Income Statement                                        December 31,                          December 31,
                                                  --------------------------------------------------------------
                                                  2001              2002               2001                 2002
-----------------------------------------------------------------------------------------------------------------
                                                  US$               US$                US$                  US$
                                                              In US$ millions, except % and earnings per ADS
Net Sales                                         617.2             798.2              2,927.0              2,525.8
Gross Profit                                      241.5             312.3              1,157.8                994.1
Gross Margin (%)                                   39.1              39.1                 39.6                 39.4
Operating Expenses                                (87.2)           (113.8)              (363.1)              (341.1)
Research and development                          (20.1)            (45.8)               (99.6)              (158.6)
Employee profit sharing                           (20.9)            (10.2)               (43.7)               (25.2)
Income from operations                            113.4             142.4                651.4                469.6
Operating margin (%)                               18.4              17.9                 22.3                 18.6
Depreciation and
Amortization                                       14.6              14.9                 46.4                 55.6
Interest income (expenses), net                    (4.4)             (4.0)                69.0                 30.8
Financial transaction gain (loss), net             21.6              (6.1)              (170.2)               (86.0)
Other non-operating income (expense) net           (4.4)             (0.5)                (8.4)                (1.4)
Income before income taxes                        126.2             131.9                541.8                413.0
Provision for income taxes                        (37.6)            (53.4)              (218.4)              (188.5)
Minority interest                                   0.9              (1.1)                (0.4)                (1.9)
Cumulative effect of accounting change                -                 -                  5.4                    -
Net income                                         89.5              77.4                328.4                222.6
Net margin (%)                                     14.5               9.7                 11.2                  8.8
Earnings per ADS - basic (1)                     0.5399            0.4487               2.1104               1.3192
Earnings per ADS - diluted (1)                   0.5397            0.4463               2.0130               1.3095

--------------------
(1) Note: Earnings per ADS already reflects the 14.21% stock dividend in preferred shares of March 2002.

Deliveries, Net Sales and Gross Margin

ERJ145 XR sales          In 2002, 131 aircraft were delivered in comparison to
and growth in            161 in 2001. Net sales in FY2002 totaled US$ 2,525.8
Corporate Aviation       million, 13.7% lower than the US$ 2,927.0 million
offsets downturn in      recorded in 2001. The decrease in Embraer's net sales
Commercial               during the period is primarily a consequence of the
Aviation.                reduction in aircraft deliveries to the regional market
                         since

                         September 2001. However, a better sales mix in the commercial aviation segment, with the delivery of 18 ERJ 145 XR - a 2,000 nm-range-version of the ERJ 145, the 99.6% growth in corporate aviation revenues, following the initial deliveries of the Executive and Shuttle versions of the Legacy and sustained Defence revenues, helped partially offset the downturn in commercial aviation.

                         Net sales for 4Q02 totaled US$ 798.2 million, 29.3% higher than the 4Q01 net sales of US$ 617.2 million. During 4Q02, 36 jets were delivered to the regional market, of which 28 were ERJ 145, six ERJ 140 and two ERJ 135. In addition to the deliveries to the regional market, four Executive and one Shuttle Legacy aircraft were delivered to the corporate market. In 4Q01, 31 jets from the ERJ 135/140/145 family and three aircraft for governmental transportation were delivered.


Jet Deliveries              3rd Quarter          4th Quarter         Full Year
Per Market               2001       2002      2001       2002      2001     2002
--------------------------------------------------------------------------------
Commercial
    ERJ 135                7          -         2          2        27       3
    ERJ 145               22         18         15        28        104      82
    ERJ 140                8         10         14         6        22       36

Defence
    EMB 135                1          -         -          -         2       -
    Legacy                 -          1         -          -         -       1
    EMB  145               -          -         1          -         1       1

Corporate
    EMB 135                3          -         2          -         5       -
    Legacy / Shuttle       -          1         -          5         -       8

Total                     41         30         34        41        161     131

Corporate                In 2002, net sales in Commercial Aviation were 83.6% of
Aviation sales in        total sales, as compared to 87.2% in 2001. This
2002 reached             reduction is in line with our strategy of revenue
US$144.9 million         diversification and also reflects the reduction in
                         sales in the commercial aviation segment. Corporate
                         Aviation net sales grew by 99.6% in 2002, reaching
                         US$144.9 million, as the initial deliveries of the Legacy followed the certification by CTA, JAA and FAA, and represented 5.7% of total sales, compared to 2.5% in 2001. The 2002 Defence net sales of US$127.3 million were 2.7% above the FY2001 level, growing from 4.2% to 5.0% of total sales. Net sales include revenues from customer services & other related business, which dropped by 19.4% in 2002, mainly due to the effect of the devaluation of the R$ in R$-based sales, and was reduced from 6.1% to 5.7% of total sales. In 4Q02 the commercial aviation sector represented 80.7%, defence aviation 5.0%, corporate aviation 11.0% and customer services & other related business 3.3% of total net sales.

Net Revenues                         Three months ended December 31    Year ended December 31,
Per Segment                                 2001           2002          2001          2002
---------------------------------------------------------------------------------------------------
                                         US$     %      US$     %     US$     %     US$     %
In Millions
----------------------------------------------------------------------------------------------------

                                                                               5


Commercial Aviation                     512.5   83.0   644.3   80.7   2,552.5   87.2   2,110.4  83.6

Defence Aviation                         31.9    5.2    40.0    5.0     124.0    4.2     127.3   5.0

Corporate Aviation                       29.6    4.8    87.8   11.0      72.6    2.5     144.9   5.7

Customer Services and other              43.2    7.0    26.2    3.3     177.9    6.1     143.3   5.7
related businesses

Total                                   617.2  100.0   798.3  100.0   2,927.0  100.0   2,525.9 100.0

                         In 2002, gross profit was US$ 994.1 million, 14.1%
                         lower than the US$ 1,157.8 million in FY 2001, mainly
                         due to the reduction in commercial aircraft deliveries.
Despite the              Gross margin in FY 2002 was relatively stable at 39.4%,
decrease in              compared to 39.6% in FY 2001, despite the decrease in
deliveries, Gross        aircraft deliveries.
Margin was
stable at 39.4%.         Gross margin in 4Q02 was also relatively stable when
                         compared to the margin during 4Q01.

                         SG&A Expenses

                         In 2002, SG&A expenses were down to US$320.7 million from US$332.8 million during 2001. This reduction reflects the effect of the R$-devaluation on R$-denominated expenses, offset by a US$15.0 million provision for financial guarantees, which began to be incurred in 3Q02, and by an increase of US$11.6 million in product guarantees.

                         In 4Q02, SG&A Expenses reached US$98.5 million, compared to US$ 79.7 million in 4Q01. This increase also primarily reflects the US$ 11.2 million provision for financial guarantees and the increase of US$ 13.5 million in product guarantees.

                         Other Operating Expense, net

                         Other Operating Expense, decreased to US$20.4 million in 2002 from US$29.5 million in 2001. This decrease is mainly attributed to a non-recurring US$4.5 million expense related to restructuring costs after September 11 and US$2.7 million reduction in product modification. Please see R&D comments below.

                         Research and Development (R&D)

R&D expenses             In FY2002, R&D expense was US$ 158.6 million an
reached                  increase from US$99.6 million in FY2001. This increase
US$158.6                 was mainly related to the development of the EMBRAER
million.                 170/190 family and also to the certification of the
                         Executive and Shuttle version of the Legacy and of the ERJ 145 XR.

                         In 4Q02, R&D reached US$45.8 million as compared to US$ 20.1 million in 4Q01, as the development of the larger versions of the EMBRAER 170/190 family are advancing.

                         The R&D expenses during 2003 and 2004 are estimated to be US$167.0 million in 2003 and US$187.0 million in 2004, with the following breakdown:

                         US$ MM            2003   2004
                         --------------------------------
                         Total R&D         167     187
                         Commercial        126     72
                         Corporate         14       3
                         Others            27      112

                         To provide a better visibility, we reclassified US$14.1 million related to Contribution from Suppliers, from Other Operating Expenses, net to R&D expenses. Therefore the amount reported in FY2001 of US$113.7 million was restated to US$99.6 million.

                         Employee Profit Sharing

                         Employee Profit Sharing is subject to meeting operational goals established at the beginning of the year and is based on dividends distributions during the year to shareholders. Employee profit sharing was reduced to US$ 25.2 million in FY2002 from US$43.7 million in FY2001, reflecting the lower net income and the devaluation of the Real. In 4Q02, this amounted to US$ 10.2 million compared to US$ 20.9 million registered in 4Q01.

                         Income from Operations

                         In FY2002, income from operations, including equity in income from affiliates and stock compensation expense and employee profit-sharing, was down to US$ 469.6 million from US$651.4 million in FY2001. Embraer achieved operating margins of 18.6% in FY2002, in comparison to 22.3% in FY2001.

                         In 4Q02, income from operations reached US$142.4 million, with a margin of 17.9% in comparison to US$113.4 million and margin of 18.4% in 4Q01.


                         Interest Income (Expense), net

                         In FY2002, Interest Income (Expense), net was reduced to US$30.8 million from US$69.0 million in FY2001, as a result of the higher average balance of the net cash position during 2001 and of the effect of the R$ devaluation on R$-denominated interest income. In 4Q02, Embraer recorded net interest expense of US$ 4.0 million, due to the reduction in net cash balance and the appreciation of the R$ during 4Q02, at the same level as the net interest expense of US$4.4 million registered in 4Q01 (see "Financial Management").

                         Financial Transaction Gain (Loss), net

Net Financial            Embraer uses the dollar as the functional currency for
Transaction Loss         US GAAP, and the variations in this item refer mainly
reduced in               to the remeasurement of monetary assets and liabilities
FY2002, due to           denominated in other currencies that are adjusted to
the increase of the      the dollar at the end of each period. This item is also
fair market value        influenced by the net result of hedges that are marked
of the hedges.           to market. Net Financial Transaction Loss in FY2002 was
                         US$86.0 million, 49.5% lower than the US$170.2 million registered in FY2001, despite the higher devaluation of the Real in 2002, due to the increase of the fair market value of the hedges.

                         During 4Q02, net Financial Transaction Loss reached US$
                         6.1 million, due to the appreciation of the Real and the decrease during the quarter of the fair market value of hedges, as compared to a net Financial Transaction Gain of US$21.6 million during 4Q01.

                         Provision for Income Taxes

                         Our provision for income taxes decreased from US$218.4 million in FY2001 to US$188.5 million in FY2002 mainly due to lower taxable profits under the Brazilian Corporate Law financial statements. Our effective tax rate in 2002 was 45.6% as compared to 40.3% in 2001, as further compared to a statutory tax rate in each year of 34%. The difference between the statutory rate and the effective rates is due to differences in income before income taxes under U.S. GAAP and the taxable income calculated under the Brazilian Corporate Law.

                         In 4Q02, Embraer recorded a total provision of US$ 53.4 million for income taxes, which represents an effective tax rate according to US GAAP of 40.5%, compared to US$37.6 million during 4Q01, with an effective tax rate of 29.8%.


                         Net Income

                         In FY2002, net income was US$ 222.6 million (equivalent to US$1.3095 per diluted ADS), or 8.8% of net sales, while net income for FY2001 was US$ 328.4 million (equivalent to US$ 2.0130 per diluted ADS), or 11.2% of net sales.

                         Embraer's net income in 4Q02 of US$ 77.4 million (equivalent to US$ 0.4463 per diluted ADS) was lower than the net income of US$89.5 million in 4Q01 (equivalent to US$ 0.5397 per diluted ADS). Net income as a percentage of net sales in 4Q02 was 9.7%, compared with the 14.5% in 4Q01.

                         Basic and diluted earning per ADS for the 4Q01 and FY01 have been restated to reflect the 14.21% stock dividend in preferred shares that occurred in March 2002.

                         Financial Management

                         As of December 31, 2002 Embraer`s cash and cash equivalents were US$ 656.8 million. On the same date indebtedness totaled US$ 552.6 million. Therefore the Company had a net cash position (cash and cash equivalents minus bank debt) of US$ 104.2 million.

                          Balance Sheet and       Nine Months Ended        Year Ended December      Year Ended December
                             Other Data           September 30, 2002                  31, 2001                 31, 2002
                         -----------------------------------------------------------------------------------------------
                                                                    In US$ million
                         -----------------------------------------------------------------------------------------------
                         Cash and cash
                         equivalents                               760.1                  749.3                   656.8
                         Accounts receivable                       245.3                  632.8                   610.6
                         Collateralized accounts
                         receivable                                311.0                  322.3                   288.9
                         Inventories                               962.6                1,037.8                   880.3
                         Total assets                            3,367.5                3,560.8                 3,632.5
                         Bank debt                                 542.9                  771.7                   552.6
                         Non recourse debt                         311.0                  322.3                   288.9
                         Total liabilities                       2,316.5                2,540.4                 2,542.3
                         Net cash (debt)                           217.2                 (22.4)                   104.2
                         Shareholders' equity                    1,051.0                1,020.4                 1,090.2

                         Indebtedness

Long-term                During the last year the company extended its
indebtedness             indebtedness profile and as a result, on December 31,
reached 55.8% on         2002, 55.8% of Embraer`s total indebtedness is
Dec. 31, 2002.           long-term financing, compared with 31.7% on December
                         31,2001.

                         Embraer also decided to partially convert its Japanese yen and US dollar denominated debt to R$-related interbank interest rates (CDI). Therefore, out of the total US dollar and other currency indebtedness of US$
                         528.5 million, 51.5%, or US$ 272.4 million is indexed in R$. When considering the effect of these hedges, out of the total company indebtedness of US$ 552.6 million, 42.1% or US$ 232.5 million primarily refers to US$ borrowing with a weighted average cost of 5.2% per annum. The remaining US$ 320.1 million, equivalent to 57.9% of the total debt, is financed in Brazilian currency at a weighted average interest rate of 17.2% per annum, equivalent to 83.1% of the CDI.

                         Cash

                         Of the total cash and cash equivalents balance of US$656.8 million, 57.3% is comprised of investments in R$ and the remaining 42.7% primarily in US dollars. The Embraer cash investment strategy is based on prospects of future investments, which are mostly denominated in R$.

                         Accounts Receivable and Inventories

                         Since September 2001, Embraer has supported the delivery of aircraft to certain customers that were concluding their financing agreements. This support has caused its accounts receivables in the recent quarters to be more volatile, compared to its historical trends. On December 31, 2002, there was a balance of US$ 610.6 million in short-term accounts receivable in comparison to US$ 200.6 million, as of September 30, 2002, and US$
                         596.8 million as of December 31, 2001, related to aircraft delivered whose financing arrangements are in the process of being finalized. As of December 31, 2002 approximately 64% of the short-term accounts receivable are related to financing already approved by the BNDES which the disbursement is expected for the first half of 2003 and the remaining 26% its financing structure is being negotiated and finalized.

                         Short-term inventories decreased US$ 81.5 million between December 31, 2002 and September 30, 2002. This decrease was related to ERJ145 family inventory reductions, partially offset by the inventories for the EMBRAER 170 development, which currently has six prototypes carrying out the flight certification campaign and to the increase in deliveries during the 4Q02.

                         Non-Recourse Debt & Collateralized Accounts Receivable

                         Some of Embraer's sales transactions are structured financings through which an Special Purpose Entity
                         (SPE) purchases aircraft from Embraer, pays Embraer the full purchase price on delivery and then leases the related aircraft to the ultimate customer. The SPE is formed by a third party financial institution to facilitate their financing of an aircraft purchase and the credit risk and the management responsibility associated with the SPE remain with such financial institution. Under U.S. GAAP, sales transactions made through a SPE must be consolidated if the equity contribution of independent third parties is less than 3% of the fair value of the SPE's assets, as discussed in EITF 90-15. Some of the SPEs through which Embraer sells aircraft were formed without any equity contribution and, therefore, must be consolidated. Under Brazilian GAAP, since Embraer does not guarantee these transactions nor finance its customers, these SPEs are not consolidated in the company's financial statements.

                         The effect of consolidating these SPE's resulted in an additional amount of non-recourse debt in December 31, 2002 and September 30, 2002 of US$288.9 million and US$311.0 million, respectively, and an additional amount of collateralized accounts receivable in the same amounts. The impact on the consolidated statements of income and cash flows were not material as the terms of the underlying lease and the debt are substantially the same. The non-recourse debt is collateralized in favor of the financial institution by accounts receivable and by the financed aircraft.

                         Capital Expenditures

                         Productivity and Improvements in Industrial Efficiency & Others

                         In FY2002, US$ 151.8 million was invested in improving the Company's industrial efficiency, including improvements and modernization of industrial and engineering processes, machinery and equipment. This figure also includes US$16.9 million related to three EMB120 which were added to the portfolio of ECC Leasing Co. Ltd.

                         Embraer anticipates spending in property, plant and equipment (PP&E) approximately US$ 58 million in 2003 and an additional US$ 44 million in 2004.



                         Supplementary Information according to Corporate Law (Brazilian GAAP)

                         Today Embraer also reported the FY2002 and 4Q02 earnings results in accordance with corporate law method of accounting (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating the distribution of dividends and interest on shareholders' equity, income tax and social contribution.

                         We present below selected consolidated results in accordance with corporate law and in Reais (R$).

                         Net revenues in FY2002 totaled R$ 7,748.1 million and gross profit returned was R$ 3,454.4 million, with a gross margin of 44.6%. The operating profit for the period (including employee profit-sharing) totaled R$ 2,167.4 million, with an operating margin of 28.0%. The EBITDA for the period was R$ 2,358.7 million and the EBITDA margin 30.4%. Pre-tax income was R$ 1,616.2 million (20.9% of net revenues). Income tax and social contribution totaled R$ 430.3 million, representing an effective tax rate of 26.6%. Net income for the period totaled R$ 1,179.2 million (15.2% of net revenues).


                         New Orders and Backlog

                         Commercial Aviation Market

                         The aviation market as a whole is an industry in a transition phase, undergoing a sharp change in direction, both in terms of routes and fleet management.

                         Embraer estimates that by 2010, the average number of seats for aircraft will be 56 in the US and 75 in Europe. The strong demand for aircraft in the 70 to 150-seater range, combined with the company's advanced perception of this market trend, has led Embraer to develop a range of new jets, consisting of four commercial jets with the capacity to transport between 70 and 108 passengers. It is in this segment that Embraer envisages opportunities, particularly in the US, where there are some two hundred and fifty 100-seater aircraft aged between 21 and 35 years, 64% of which are between 31 and 35 years old, demonstrating the significant potential for their replacement with faster and more modern aircraft such as the EMBRAER 190 and 195.

                         With the two jet families, the ERJ 145 and EMBRAER 170/190, Embraer offers its customers and end-users excellent products, ideally suited to the new scenario in the world of aviation.

                         Embraer estimates in the aviation market a global demand for 30 to 120-seater jets at 8,610 units from 2003 to 2022, total orders amounting to some US$ 180 billion, as shown below.

                                      Global Deliveries by Segment
                         Seats           2003-2012   2013-2022      2003-2022
                         ----------------------------------------------------
                         30-60            1,745         1,765          3,510
                         61-90            1,175         1,415          2,590
                         91-120           1,090         1,420          2,510
                         Total            4,010         4,600          8,610

                         Embraer estimates that the demand for these aircraft types would be as follows: 56% In North and Central America, 21% in Europe, 7% in Latin America, 7% in China, 6% in Asia and the Pacific region and 3% in the Middle East.

                         Embraer's market share, based on the sales accumulated, in the 30 to 60-seater segment is 45% and in the 61 to 90-seater segment, still in a growth phase, 26%.

                         o Commercial Aviation Products

                         The family of regional jets for the transport of 37, 44 and 50 passengers consists of the ERJ 135/140/145 models. In the six years since the delivery of the first ERJ 145 jets, a new milestone was recorded in the history of Embraer with the delivery, in May 2002, of the 600th regional jet to the airline SWISS, receiving its 25th ERJ 145.

                         The ERJ 145 XR - a 50-passenger jet with an extra long range, 29% more than the previous version, complements the ERJ 145 jet family. The modifications, principally to the winglets (wing points) guarantee a range of up to 2000 nautical miles (3,600 km) and a maximum cruise speed of Mach 0.8 (460 knots or 852 km/h).

                         The ERJ 145 XR in September was certified by the Technical Centre for Aerospace (CTA) and by the Federal Aviation Administration (FAA) in October.

                         The EMBRAER 170 is the most complex and sophisticated programme yet developed by the company and represents wider spread of risk through the use of partnerships, leading-edge technology employed in the product, which includes fly-by-wire navigation systems, innovative development and production methods, tooling and project management employed.

                         The EMBRAER 170 is the first model of a new jet family currently under development which include the EMBRAER 175, for 78 passengers, the EMBRAER 190, for 98 passengers, and the EMBRAER 195, with a seating capacity for 108 passengers. During 2002, six EMBRAER 170 aircraft were produced, which are being used in the flight-testing and certification programs, and sales demonstrations.

                         o Order Book-Commercial Aviation

                         Embraer's backlog for the commercial aviation segment
                         at Dec.31, 2002 with US$ 18.5 billion worth of orders
                         on the books (US$ 7.1 billion in firm orders and US$
                         11.4 billion in options). This demand corresponds to
                         the delivery of 934 aircraft, 374 firm orders and 560
                         options, and does not consider the effect of SWISS
                         contract changes announced March 25, 2003. (See recent
See "Recent              developments).
Developments" for
information on the       In December 2002, the Commercial Aviation segment
SWISS contract           showed the following order picture in the company's
changes.                 portfolio:

                          Family                    Total       Deliveries        Firm          Options
                                                   Orders                       Orders
                          -----------------------------------------------------------------------------
                          Commercial Aviation       1,557            623           374            560
                          ERJ 145                   1,231            623           256            352
                          EMBRAER 170/190             326              -           118            208

                         Corporate Aviation Market

                         We estimate that our share of the super mid-size and large corporate jet market, expected to account for the sales of 259 jets a year for the next ten years, is 10%, in other words, some 26 jets a year, 259 units in total over the period analysed.

                         o Corporate Aviation Products

                         The Legacy Executive is a twin-engine jet in the super mid-size class, based on the same platform as the very successful ERJ 135 regional jet. The main modifications to the ERJ 135 platform were: the inclusion of winglets, reinforcement of the fuselage structure, additional fuel tanks in the lower fuselage and baggage compartment, and more powerful engines.

                         Legacy has the largest cabin in its class, a cruising speed of Mach 0.8, a range of up to 3,100 nautical miles (5,741 km) without refuelling stops, transporting 8 to 13 passengers.

                         The Legacy Executive was certified by the Technical Centre for Aerospace (CTA), the Brazilian authority for airworthiness certification, in December 2001. Subsequently, in July 2002 it received certification from the Joint Aviation Authorities (JAA), the European body for airworthiness certification and in September of the same year received Type Certification from the US Federal Aviation Administration (FAA), the US aviation authority.

                         o Corporate Aviation Order Book

                         At the end of 2002, backlog for the Corporate Aviation division amounted to US$ 2.4 billion. This amount corresponds to 150 aircraft - 58 are firm orders and 92 are options.

                                                    Total       Deliveries        Firm          Options
                                                   Orders                       Orders
                          -----------------------------------------------------------------------------
                          Corporate Aviation        165             15            58             92
                          Legacy Executive           77              7            34             36
                          Legacy Shuttle             75              1            24             50
                          EMB 135                    13              7             -              6

                         o Aircraft Ordered in the Period

                         In July 2002, Embraer announced an order for the Indian company Jet Airways, for US$ 260 million, for which the contract is being finalized. The signified the first important sale to the Asian jet market of the new EMBRAER 170/190 jet family. During the year there were a number of new sales campaigns which added another 40 firm orders to the order book, 30 firm orders for the ERJ 145 jet family and six firm orders for the EMBRAER
                         170. In the Corporate Aviation segment, Embraer announced four new firm orders in 2002.

                         Firm Orders                     3rd Quarter    4th Quarter      Fiscal Year
                                                        2001     2002   2001   2002    2001      2002
                         -----------------------------------------------------------------------------

                         Commercial
                           ERJ 135/140                    22       -      8       -      38       15
                           ERJ 145                         1       6      -       2       3       15
                           EMBRAER 170                     2       -      -       6       2       6
                         Corporate & Defence
                           Legacy/Shuttle/EMB 135         13       2      25      1      43       4
                         Total                            38       8      33      9      86       40


                         Defence Market

                         In this segment, the Company's strategy is to offer its clients an integrated vision of the market with products for different missions: intelligence, surveillance and recognition, with the EMB 145 AEW&C, MP/ASW and RS; combat aircraft, with the AL-X - Super Tucano, AMX and F5BR; aircraft used for authority transportation, such as the EMB 135/145, Legacy and EMB 120 - Brasilia and, as well, training products such as the AL-X - Super Tucano, AMX-T, among other training systems.

Five aircraft were
delivered to the
Brazilian Air Force
as part of the
SIVAM program

                         In the year, Embraer delivered five aircraft to the Brazilian Air Force (FAB) as part of the SIVAM program. These were four EMB 145 AEW&C SA aircraft and one EMB 145 RS. To complete the contract, one EMB 145 SA and two EMB 145 RS still remain to be delivered.

                         The EMB 145 SA aircraft, will perform aerial surveillance and the EMB 145 RS will monitor the soil and rivers of Amazonia, providing cartographic data for the research and analysis of biomass. Its sophisticated radar system allows full and complete monitoring, even below the vast and dense forest vegetation.

                         The order book for the Defence segment at the end of the year amounted to firm orders of US$ 1.0 billion. And taking options into account, totalled US$ 1.3 billion.

                         Backlog

                         The Embraer firm order backlog at the end of the 4Q02 was US$ 9.0 billion, which together with options, reached US$ 22.2 billion, not considering the effect to the changes in the SWISS contract announced on March 25, 2003 (See recent developments). The following chart shows the order backlog at the end of each year.

                                                     Backlog
                                                   US$ billion
                                                  4Q01      1Q02     2Q02     3Q02     4Q02
                         ------------------------------------------------------------------
                         Firm order backlog       10.7      10.3     10.1      9.6      9.0
                         Options                  12.7      12.8     13.7     13.0     13.2
                         Total                    23.4      23.1     23.8     22.6     22.2

                         Investor Relations

                         In 4Q02 the price of preferred shares of Embraer increased 7.7% to a share price of R$14.0 on the Sao Paulo stock exchange (Bovespa) as of December 31, 2002. In this period, the average daily turnover on the Bovespa was R$ 9.4 million. The common shares appreciated 8.9% in the quarter, ending the period at R$ 12.80 per share with an average daily turnover of R$
                         1.8 million. In the same period the Bovespa Index appreciated by 30.7%.

                         The ADSs, traded on the New York Stock Exchange (NYSE), appreciated by 19.6% - ending the quarter at US$15.90. Each ADS represents 4 preferred shares. The average daily trading volume in the period was 284,000 ADSs, with an average daily turnover of US$ 4.2 million. In the same period, the Dow Jones index appreciated by 9.9%.

                         The shares of Embraer, common (EMBR3) and preferred (EMBR4), at the end of the quarter represented 0.774% and 2.662%, of the Bovespa Index respectively.

                         In the fourth quarter, the Board of Directors approved the distribution of Interest on Shareholders' Equity
                         (IOE) of R$ 142.4 million.

                         Dividends and IOE in                 Date                   Total          Amount per share
                                2002                                                                      in R$
                         -----------------------------------------------------------------------------------------------
                                                            Approval               R$ '000             ON         PN
                         IOE - 1st. Quarter                 03/19/02                58,910          0.07777     0.08554
                         IOE - 2nd. Quarter                 06/14/02                59,530          0.07859     0.08644
                         IOE - 3rd. Quarter                 09/13/02                66,300          0.08740     0.09613

                                                                              13

                         IOE - 4th. Quarter                 12/13/02               142,424          0.18750     0.20620
                         TOTAL                                  -                  327,164          0.43126     0.47431

                         The total amount of R$ 72.5 million of Interest on Shareholders' Equity approved in 4Q02 includes the payment of years 1998 and 1999.

                         Recent Events

                         During 2003, Embraer adjusted its delivery guidance in two occasions, the first to reflect the Express Jet Reprogramming and the second to give effect to the SWISS renegotiation. Embraer's aircraft delivery guidance decreased from its original 145 and 155 in 2003 and 2004 respectively to 132 and 136 for the same period.

                         LOT deal

                         Embraer announced on January 10 that the Supervisory Board of LOT Polish Airlines confirmed its decision to acquire 06 EMBRAER 170 with options for additional 11 aircraft, that can be converted into the EMBRAER 190 and 195 models. Deliveries are expected to begin in early 2004. Final contract negotiations are expected to take place in the near future.

                         As released, this order involves the negotiation of trade-in, as of 2006, of three ERJ 145 currently operated by LOT and, in case the options are exercised, there will be trade-in of up to three other ERJ 145, depending on the number of options exercised.

                         ExpressJet Reprogramming

                         Embraer, on February 12, 2003, announced that ExpressJet Airlines (NYSE: XJT), due to the economic uncertainties and the adverse market conditions faced by airlines, requested a revision of the deliveries of Embraer regional jets originally scheduled to take place during the years 2003-2005. As a result, a revision in the original delivery schedule was agreed upon, subject to the execution of satisfactory definitive agreements and the approval of the Board of Directors of Continental.

                         The reprogramming of deliveries to ExpressJet of ERJ 145 XR aircraft redistributes the same number of aircraft originally agreed upon, thus establishing a new schedule for the years 2003, 2004, 2005 and 2006. According to the new schedule, Embraer will deliver to ExpressJet 36 aircraft instead of 48 in 2003 and 21 aircraft instead of 36 in 2004. In 2005, the revision will increase the amount of deliveries to 21 instead of two, with the remaining eight units to be delivered in 2006. The schedule change would become effective in the third quarter of this year.

                         At that time, Embraer revised its delivery forecast for the years 2003 and 2004 to 136 and 140 aircraft respectively.

                         Swiss Renegotiation

                         Embraer announced on March 25, that an agreement has been reached with Swiss International Air Lines, regarding its ongoing short-haul fleet renewal program. In light of the generally unfavorable economic situation, and the carrier's current condition in particular, SWISS is reducing its firm orders for EMBRAER 170 and EMBRAER 195 aircraft to 30 aircraft, 15 of each model, from an original total of 60.

                         The EMBRAER 170 shall enter service at SWISS in August 2004, with four aircraft delivered, followed by eight aircraft in 2005. Deliveries of the EMBRAER 195 will start in 2006. The number of options for both models is also being reduced to 20, from 100 aircraft.

                         As a result of the new agreement with SWISS, Embraer's
                         firm backlog as of December 31, 2002 would be US $ 8.3
                         billion, while its total backlog, including options,
New delivery schedule    would amount US$ 19.5 billion.
of 132 and 136 aircraft
in 2003 and 2004.

                         The EMBRAER 170/190 development program is otherwise proceeding as planned, with the EMBRAER 170 expected to be certified in the second quarter of 2003, in order to allow deliveries to Alitalia and GECAS.

                         In light of this agreement with SWISS, Embraer now forecasts deliveries for the years 2003 and 2004 at 132 and 136 aircraft, respectively.

                         For additional information please contact:
                         Embraer - Empresa Brasileira de Aeronautica S/A

                         Anna Cecilia Bettencourt
                         (55 12) 3927 1216
                         acecilia@embraer.com.br

                         Gustavo Poppe
                         (55 12) 3927 1106
                         gustavo.poppe@embraer.com.br

                         Milene Petrelluzzi
                         (12) 3927 3054
                         milene.petrelluzzi@embraer.com.br


                         -------------------------------------------------------
                         This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

                         The statements included in this release regarding our competitive position and market share in, and the market size of, the commercial, regional and defense aircraft markets and the growth in the regional and corporate jet markets, are based upon a combination of independent industry publications,reports of government agencies and other published industry sources, as well as our own estimates. Our internal estimates are based on our management's knowledge and experience in the markets in which we operate.

                         Our estimates have been based on information obtained from our customers,suppliers, trade and business organizations and other contacts in the markets in which we operate. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in data gathering. As a result, you should be aware that market, ranking and other similar data included in this release, and estimates and beliefs based on that data, may not be reliable and we can not guarantee the accuracy or completeness of such information.

                         The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
                         -------------------------------------------------------

                      EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                             CONSOLIDATED STATEMENTS OF INCOME
                     In thousands of U.S. dollars except per share data


                                                        For the three months ended             For the years ended
                                                               December 31,                       December 31,
                                                        --------------------------         ----------------------------
                                                           2001            2002              2001               2002
                                                                 Unaudited                 Audited            Unaudited
GROSS SALES:
   Domestic market                                           16,066         13,469          62,702              58,342
   Foreign market                                           605,745        791,369       2,902,936           2,493,313
   Sales deductions                                          (4,610)        (6,651)        (38,643)            (25,855)
                                                          ---------      ---------      ----------          -----------
NET SALES                                                   617,201        798,187       2,926,995           2,525,800
                                                          ---------      ---------      ----------          -----------
Cost of sales and services                                 (375,783)      (485,897)     (1,769,234)         (1,531,720)
                                                          ---------      ---------      ----------          -----------
Gross Profit                                                241,418        312,290       1,157,761             994,080
                                                          ---------      ---------      ----------          -----------
Operating expenses
   Selling expenses                                         (45,543)       (77,009)       (212,057)           (211,013)
   Research and development                                 (20,050)       (45,772)        (99,566)           (158,617)
   General and administrative                               (34,178)       (21,530)       (120,787)           (109,673)
   Employee profit sharing                                  (20,858)       (10,197)        (43,746)            (25,222)
   Stock compensation                                             -              -          (1,074)                  -
   Other operating expense, net                              (7,552)       (15,460)        (29,463)            (20,381)
   Equity in income (loss) from affiliates                      132            108             310                 388
                                                          ---------      ---------      ----------          -----------
Income From Operations                                      113,369        142,430         651,378             469,562
                                                          ---------      ---------      ----------          -----------
   Interest income, net                                      (4,360)        (4,031)         69,043              30,797
   Financial transaction loss, net                           21,640         (6,052)       (170,178)            (85,988)
   Other non-operating income (expense), net                 (4,431)          (521)         (8,426)             (1,394)
                                                          ---------      ---------      ----------          -----------
Income Before Income Taxes                                  126,218        131,826         541,817             412,977
                                                          ---------      ---------      ----------          -----------
Provision for income taxes                                  (37,601)       (53,384)       (218,394)           (188,502)
                                                          ---------      ---------      ----------          -----------
Income Before Minority Interest                              88,617         78,442         323,423             224,475
                                                          ---------      ---------      ----------          -----------
Minority interest                                               884         (1,033)           (423)             (1,883)
                                                          ---------      ---------      ----------          -----------
Income Before Cumulative Effect                              89,501         77,409         323,000             222,592
   Of Accounting Change
                                                          =========      =========      ==========          ===========
CUMULATIVE EFFECT OF ACCOUNTING CHANGE,                           -              -           5,440                   -
   NET OF TAX
                                                          ---------      ---------      ----------          -----------
Net Income                                                   89,501         77,409         328,440             222,592
                                                          =========      =========      ==========          ===========
   EARNINGS PER SHARE (1)
    Basic
     Common                                                    0.12           0.10            0.48                0.30
     Preferred                                                 0.13           0.11            0.53                0.33

    Diluted
     Common                                                    0.12           0.10            0.46                0.30
     Preferred                                                 0.13           0.11            0.50                0.33
   WEIGHTED AVERAGE SHARES (thousands of shares) (1)
    Basic
     Common                                                 242,544        242,544         242,544             242,544
     Preferred                                              442,588        469,527         402,035             454,414

    Diluted
     Common                                                 242,544        242,544         242,544             242,544
     Preferred                                              447,480        473,254         433,386             459,420

   Earning Per Share - ADS Basic (US$)                       0.5399         0.4487          2.1104              1.3192
   Earnings Per Share - ADS DILUTED (US$)                    0.5397         0.4463          2.0130              1.3095

(1) Restated to give effect to the stock dividend of 14.21% in preferred shares that occurred in March 2002

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                           CONSOLIDATED BALANCE SHEETS
                          In thousands of U.S. dollars

                                     ASSETS

                                                    As of September 30                         As of December 31
                                             -------------------------------          ------------------------------------
                                                  2001                2002                 2001                   2002
                                             -----------        ------------          -------------        ---------------
                                                          Unaudited                     Audited              Unaudited
CURRENT ASSETS
   Cash and cash equivalents                   883,809             760,076              749,302               656,822
   Trade accounts receivable                   660,037             200,562              596,801               610,583
   Inventories                                 938,180             946,325            1,015,081               864,800
   Deferred income tax assets                   86,471              80,280               98,756                90,014
   Collateralized accounts receivable           11,441              21,853               16,315                20,233
   Other current assets                         69,731             191,586               89,093               222,032
                                             -----------        ------------          -------------        ---------------
Total Current Assets                         2,649,669          2,200,682             2,565,348             2,464,484
                                             -----------        ------------          -------------        ---------------
NONCURRENT ASSETS:
   Marketable security                               -                   -                    -                23,263
   Trade accounts receivable                    56,720              44,772               36,021                     -
   Collateralized accounts receivable          302,368             289,119              306,033               268,683
   Inventories                                  18,993              16,289               22,714                15,518
   Property, plant and equipment, net          338,265             436,790              366,481               453,167
   Investments                                   4,224               4,642                4,362                 4,745
   Deferred income taxes                        81,723              62,105               85,139                72,827
   Other noncurrent assets                      72,282             313,112              174,689               329,775
                                             -----------        ------------          -------------        ---------------
Total noncurrent assets                        874,575           1,166,829              995,439             1,167,978
                                             -----------        ------------          -------------        ---------------
     TOTAL ASSETS                            3,524,244           3,367,511            3,560,787             3,632,462
                                             ===========        ============          =============        ===============

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                           CONSOLIDATED BALANCE SHEETS

                          In thousands of U.S. dollars

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                        As of September 30           As of December 31
                                                                     -----------------------     -------------------------
                                                                        2001          2002          2001           2002
                                                                     -----------------------     -------------------------
                                                                            Unaudited              Audited      Unaudited
CURRENT LIABILITIES
   Loans                                                               616,125       246,779       526,550        244,526
   Accounts payable to suppliers                                       454,975       306,588       265,593        323,115
   Customer advances                                                   373,262       342,235       385,265        409,258
   Contingency                                                          80,196       134,805       117,374        188,900
   Other accounts payable and accrued liabilities                      323,355       332,174       393,081        427,495
                                                                     ---------     ---------     ---------      ---------
     Total Current Liabilities                                       1,847,913     1,362,581     1,687,863      1,593,294
                                                                     ---------     ---------     ---------      ---------
LONG-TERM LIABILITIES
   Loans                                                               139,160       296,129       245,186        308,111
   Customer advances                                                    78,187       100,205       106,594         95,625
   Contribution from suppliers                                         156,179       233,965       143,615        235,445
   Other accounts payable and accrued liabilities                      343,050       316,004       337,872        289,267
   Contingency                                                                                      11,131         12,314
                                                                     ---------     ---------     ---------      ---------
     Total long-term liabilities                                       716,576       946,303       844,398        940,762
                                                                     ---------     ---------     ---------      ---------
MINORITY INTEREST                                                        7,452         7,647         8,170          8,226
                                                                     ---------     ---------     ---------      ---------
SHAREHOLDERS' EQUITY:                                                  952,303     1,050,980     1,020,356      1,090,180
                                                                     ---------     ---------     ---------      ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        3,524,244     3,367,511     3,560,787      3,632,462
                                                                     =========     =========     =========      =========

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          In thousands of U.S. Dollars


                                                                       For the three months ended         For the years ended
                                                                              December 31,                     December 31,
                                                                       --------------------------     ----------------------------
                                                                          2001            2002            2001             2002
                                                                               Unaudited                 Audited        Unaudited
Operating Activities
   Net Income                                                            89,501          77,409         328,440          222,592
   Adjustments to reconcile net income to net cash
     provided by(used in) operating activities:
     Depreciation and amortization                                       14,619          14,926          46,417           55,602
     Provision for doubtful accounts                                      3,787            (599)          6,938              509
     Provision for inventory obsolescence                                (1,276)         14,980          12,968           20,974
     Deffered income and social contribution tax                        (15,701)        (20,457)         41,333           21,054
     Cumulative translations adjustments                                      -               -          (5,440)               -
     Loss on the disposition of assets                                    1,141          (2,566)            966            1,119
     Stock compensation                                                       -               -           1,074                -
     Equity in (income) loss from affiliates                               (132)           (108)           (310)            (388)
     Accrued interest recorded in loans                                 (19,464)        (16,111)          3,731           22,712
     Minority interests                                                    (884)          1,034             423            1,883
     Other                                                              (15,062)          2,832          (9,351)          (5,839)

   Changes in assets and liabilities
     Marketable securities                                                    -         (23,263)              -          (23,263)
     Trade accounts receivable                                           80,148        (364,650)       (456,953)          21,730
     Inventories                                                        (79,346)         73,526        (434,571)         142,713
     Other assets                                                       (52,405)        (12,217)        (59,792)        (184,821)
     Accounts payable to suppliers                                     (189,382)         16,527          (1,299)          57,522
     Other accounts payable and accrued liabilities                      52,209          15,893          31,803          (14,162)
     Accrued taxes on income                                             16,626          42,708           8,469           19,624
     Customers advances                                                  40,410          62,445         117,521           13,025
     Contribution from suppliers                                        (12,564)          1,480           1,945           91,830
     Taxes and social charges payable                                     1,774           9,390          (3,399)           9,348
     Contingency                                                         46,565          47,625          57,441           53,924
     Minority Participation                                               1,603           1,372               -                -
                                                                       ------------   -----------     ---------        ----------
Net cash provided by (used in) operating activities                     (37,833)        (57,824)       (311,646)         527,688

Investing Activities
   Purchase of property, plant and equipment                            (28,384)        (36,752)       (143,828)        (151,827)
   Proceeds from the sale of property, plant and equipment                 (521)            385               -              790
   Customer and commercial financing - net additions                    (18,588)        (13,684)        (13,735)         (33,251)
   Guaranteed deposits and compulsory loans                             (66,336)            849         (98,677)         (36,521)
                                                                       ------------   -----------     ---------        ----------
Net cash used in investing activities                                  (113,829)        (49,202)       (256,240)        (220,809)

Financing Activities
   Repayment of loans                                                  (270,755)       (339,667)     (1,180,601)      (1,103,848)
   Proceeds from borrowings                                             307,140         367,433       1,495,119          868,046
   Proceeds from the issuance of shares                                     438             694           1,761            1,208
   Dividends paid                                                       (18,556)        (12,985)       (179,491)        (134,421)
   Payments of refinanced taxes                                            (142)         (8,670)         (1,618)         (20,552)
   Payments on capital lease obligations                                   (969)         (3,034)         (7,213)          (9,792)
                                                                       ------------   -----------     ---------        ----------
Net cash provided (used) by financing activities                         17,156           3,771         127,957         (399,359)
                                                                       ------------   -----------     ---------        ----------
Net increase (decrease) in cash and equivalents                        (134,506)       (103,254)       (439,929)         (92,480)
Cash and cash equivalents at beginning of year                          883,808         760,076       1,189,231          749,302
                                                                       ------------   -----------     ---------        ----------
Cash and cash equivalents at end of year                                749,302         656,822         749,302          656,822
                                                                       ============   ===========     =========        ==========

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                         BACKLOG AS OF DECEMBER 31, 2002

- ERJ 145:
---------------------------------------------------------------------------------------------------------------
                Client                      Country     Firm Orders    Options      Deliveries    Firm Order
                                                                                                   Backlog
---------------------------------------------------------------------------------------------------------------
Air Caraibes                           Guadaloupe            2            0             2             0
Air Moldova                            Moldova               0            2             0             0
Alitalia                               Italy                 14           7             11            3
American Eagle                         USA                   56           17            56            0
Axon Airlines                          Greece                3            0             3             0
British Midland                        United Kingdom        11           5             9             2
British Regional                       United Kingdom        23           3             23            0
Brymon                                 United Kingdom        7            14            7             0
Cirrus                                 Germany               1            0             1             0
Continental Express                    USA                  245          100           159            86
ERA                                    Spain                 2            0             2             0
GECAS                                  USA                   2            0             2             0
KLM Exel                               Holland               2            2             2             0
LOT                                    Poland                16           0             14            2
Luxair                                 Luxembourg            9            2             9             0
Mesa                                   USA                   36           45            32            4
Portugalia                             Portugal              8            0             8             0
Proteus                                France                18           7             13            5
Regional Airlines                      France                17           0             14            3
Rheintalflug                           Austria               4            4             3             1
Rio-Sul                                Brazil                16           0             16            0
Sichuan Airlines                       China                 5            0             5             0
Skyways AB                             Sweden                4            11            4             0
Swiss                                  Switzerland           25           15            25            0
Trans States                           USA                   12           0             12            0
Wexford                                USA                   45           67            42            3
Total                                                       583          301           474           109

- ERJ 135:
---------------------------------------------------------------------------------------------------------------
               Client                      Country      Firm Orders    Options      Deliveries    Firm Order
                                                                                                   Backlog
---------------------------------------------------------------------------------------------------------------
American Eagle                       USA                     40           0             40            0
British Midland                      United Kingdom          4            0             2             2
City Air                             Sweden                  2            1             2             0
Continental Express                  USA                     30           0             30            0
Pan Europeenne                       France                  1            0             1             0
Proteus                              France                  6            0             6             0
Regional Airlines                    France                  3            0             3             0
Regional Air Lines                   Morocco                 1            5             0             1
SA Airlink                           South Africa            20           0             5             15
Wexford                              USA                     15           0             2             13
TOTAL                                                       122           6             91            31

- ERJ 140:
---------------------------------------------------------------------------------------------------------------
                Client                     Country     Firm Orders     Options      Deliveries    Firm Order
                                                                                                   Backlog
---------------------------------------------------------------------------------------------------------------
American Eagle                         USA                 139            25            43            96
Midwest Express                        USA                  20            20            0             20
Wexford                                USA                  15            0             15            0
TOTAL                                                      174            45            58           116


- EMBRAER 170:
---------------------------------------------------------------------------------------------------------------
                Client                     Country     Firm Orders     Options      Deliveries    Firm Order
                                                                                                   Backlog
---------------------------------------------------------------------------------------------------------------
Air Caraibes                           Guadaloupe           2             2             0             2
Alitalia                               Italy                6             6             0             6
GECAS                                  USA                  50            78            0             50
Swiss                                  Switzerland          30            50            0             30
Total                                                       88           136            0             88


- EMBRAER 195:
---------------------------------------------------------------------------------------------------------------
                Client                     Country     Firm Orders     Options      Deliveries    Firm Order
                                                                                                   Backlog
---------------------------------------------------------------------------------------------------------------
GECAS                                  USA                  0             22            0             0
Swiss                                  Switzerland          30            50            0             30
Total                                                       30            72            0             30


Legacy Executive:
---------------------------------------------------------------------------------------------------------------
                Client                     Country     Firm Orders     Options      Deliveries    Firm Order
                                                                                                   Backlog
---------------------------------------------------------------------------------------------------------------
SWIFT                                  USA                  24            25            2             22
Undisclosed                            USA                  17            11            5             12
TOTAL                                                       41            36            7             34


Legacy Shuttle and EMB 135 -  Corporate Market:
---------------------------------------------------------------------------------------------------------------
                Client                     Country     Firm Orders     Options      Deliveries    Firm Order
                                                                                                   Backlog
---------------------------------------------------------------------------------------------------------------
Conoco                                 USA                  1             0             1             0
Indigo                                 USA                  25            50            1             24
Undisclosed                            USA                  6             6             6             0
TOTAL                                                       32            56            8             24
